

Arbol Community, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Compilation Report

Short-Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
Arbol Community, Inc.

Management is responsible for the accompanying financial statements of Arbol Community, Inc, which comprise the balance sheet as of December 31, 2021, and the related statement of operations, shareholders equity, and statement of cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 11, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	33,101
Total Current Assets	33,101
TOTAL ASSETS	33,101
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Due to Related Party	10,602
Other Current Liabilities	193
Total Current Liabilities	10,795
TOTAL LIABILITIES	10,795
EQUITY	
Common Stock	855
Additional Paid in Capital	34,245
Accumulated Deficit	(12,794)
Total Equity	22,306
TOTAL LIABILITIES AND EQUITY	33,101

Statement of Operations

	Short-Year Ended December 31, 2021
Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	1,238
General and Administrative	4,389
Research and Development	6,984
Rent and Lease	398
Total Operating Expenses	13,010
Operating Income (loss)	(13,010)
Other Income	
Interest Income	-
Other	215
Total Other Income	215
Provision for Income Tax	-
Net Income (loss)	(12,794)

Statement of Cash Flows

	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(12,794)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Current Liabilities	193
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	193
Net Cash provided by (used in) Operating Activities	(12,601)
FINANCING ACTIVITIES	
Due to Related Party	10,602
Additional Paid in Capital	35,100
Net Cash provided by (used in) Financing Activities	45,702
Cash at the beginning of period	-
Net Cash increase (decrease) for period	33,101
Cash at end of period	33,101

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 5/21/21 (Inception)	-	-	-	-	-
Issuance of Common Stock	8,550,000	855	34,245	-	35,100
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(12,794)	(12,794)
Ending Balance 12/31/2021	8,550,000	855	34,245	(12,794)	22,306

Arbol Community, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arbol Community, Inc. ("the Company") was formed in Delaware on May 21st, 2021. The Company plans to earn revenue through its market network that helps low-income college students raise funds to cover their life expenses, build their network, and get advice by connecting them with supporters. By integrating crowdfunding and social networking in a single platform, the Company rewards supporters, enabling them to contribute directly to students and develop a personal connection to the people they are helping while earning contribution credits to enhance their giving power.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2021, the Company authorized a Stock Plan ("the Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Consultants and Directors ("the Option Holders") and to promote the success of the Company's business. Any Awards granted by the Board of Directors under this Plan shall be Non-statutory Stock Options, Incentive Stock Options, or Restricted Stock and each are subject to the Option Holders' continuous service status with the Company.

The maximum aggregate number of shares of Common Stock that may be issued under this Plan is 1,150,000 shares, and the term of each Option shall be no more than ten (10) years from the date of grant. The exercise price per share for the Stock shall be determined by the Board of Directors and set forth in the Award Agreement, but the per share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

Nonstatutory Stock Options, Restricted Stock and Incentive Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees of the Company and its subsidiaries. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. To the extent that any option does not qualify as an Incentive Stock Option, it shall be deemed a Nonstatutory Stock Option. To the extent that the aggregate Fair Market Value of Stock designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year exceeds $100,000, such excess stock options shall be treated as Nonstatutory Stock Options. The Board of Directors is also authorized to grant awards of Restricted Stock to Employees or Consultants/Directors with any terms and restrictions that the Board may deem appropriate.

In the event of termination of an Option Holder's continuous service status, dissolution or liquidation of the Company, any Option (including any exercisable portion thereof) held by such Option Holder shall immediately terminate in its entirety. In the event of a Change in Control, the Board may, in its discretion, (1) provide for the adjustment to each outstanding Option or Restricted Stock by the successor company, or (2) provide for termination of Options and/or the Restricted Stock as a result of the Change in Control on such terms and conditions as it deems appropriate.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company received investments from its founders for the purposes of funding operations. These investments do not carry any interest rate, bear no security interest, and are due upon demand. The ending balance of this payable was $10,602 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	10,602
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 8,550,000 shares were issued and outstanding as of 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 11, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.